Calculation of the Registration Fee

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)

Notes	$2,900,000.00	$89.03

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.
(2)	Pursuant to Rule 457(p) under the Securities Act of 1933, filing fees of $1,544,583.22 have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3 (No. 333-134553) filed by Lehman Brothers Holdings Inc. and the other Registrants thereto on May 30, 2006, and have been carried forward, of which $89.03 is offset against the registration fee due for this offering and of which $1,544,494.19 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Pricing supplement

To prospectus dated May 30, 2006,

prospectus supplement dated May 30, 2006,

product supplement no. 20-I dated October 25, 2007 and

underlying supplement no. 1000 dated October 26, 2007

Registration Statement no. 333-134553 Dated October 30, 2007 Rule 424(b)(2)

LEHMAN BROTHERS HOLDINGS INC.

$2,900,000

Buffered Principal at Risk Notes Linked to a Basket of Asian Indices

Summary Description

The Buffered Principal at Risk Notes Linked to a Basket of Asian Indices (the “Notes”) are designed for investors who seek buffered risk and to participate in returns from the Pricing Date to the Valuation Date, to a diversified basket of Asian indices (the “Basket”). Investments that are partially buffered against market declines can help reduce portfolio risk while maintaining participation in equity returns. The Basket, which consists of the MSCI Singapore Free IndexSM, the MSCI TaiwanSM Index, the Nikkei 225SM Index and the KOSPI 200 IndexSM, also allows investors the opportunity for diversification. Investors should be willing to forgo interest and dividend payments during the term of the Notes and, if the Basket declines by more than 15%, be willing to lose up to 85% of their principal.

Issuer:	Lehman Brothers Holdings Inc. ( A+, A1, AA-)†
Issue Size:	$2,900,000
Pricing Date:	October 30, 2007
Settlement Date:	November 2, 2007
Valuation Date:	October 28, 2010††
Maturity Date:	November 2, 2010††
Term:	3 years
Basket:	The Notes are linked to a basket consisting of the MSCI Singapore Free IndexSM, the MSCI TaiwanSM Index, the Nikkei 225SM Index and the KOSPI 200 IndexSM (each, a “Basket Index” and, together, the “Basket Indices”).
Index Weightings:	The Index Weightings of the four Basket Indices (each, an “Index Weighting” and, collectively, the “Index Weightings”) are as follows:
	MSCI Singapore Free IndexSM MSCI TaiwanSM Index Nikkei 225SM Index KOSPI 200 IndexSM	25% 25% 25% 25%
Buffer Amount:	15%
Participation Rate:	100%
No Interest Payments:	There will be no interest payment during the term of the Notes.
Payment at Maturity (per $1,000):	If the Basket Return is positive, you will receive a cash payment that provides you with a return on your investment equal to the product of the Basket Return and the Participation Rate. Accordingly, if the Basket Return is positive, you will receive a cash payment per $1,000 principal amount Note calculated as follows:
$1,000 + ($1,000 × Basket Return × Participation Rate)
If the Basket Return is negative or zero, but its absolute value does not exceed the Buffer Amount, your principal will be fully protected. Accordingly, if the Basket Return is less than or equal to zero and greater than or equal to -15%, you will receive a cash payment of $1,000 per $1,000 principal amount Note.
If the Basket Return is negative, and its absolute value exceeds the Buffer Amount, your investment will have downside exposure to any decline in the Basket beyond the Buffer Amount. If the Basket Return is negative and the absolute value of the Basket Return is greater than 15%, you will lose 1% per $1,000 principal amount Note for every 1% that the Basket Ending Level declines beyond 15% from the Basket Starting Level. Accordingly, if the Basket Return is negative and the absolute value of the Basket Return is greater than 15%, you will receive a cash payment per $1,000 principal amount Note calculated as follows:

$1,000 + $1,000 × (Basket Return + 15%)

You will lose some (up to 85%) of your investment at maturity if the Basket Return is negative and the absolute value of the Basket Return exceeds the Buffer Amount.

Basket Return:	Basket Ending Level – Basket Starting Level Basket Starting Level
Basket Starting Level:	100
Basket Ending Level:	The Basket closing level on the Valuation Date. On the Valuation Date, the Basket closing level will be calculated as follows:

100 × [1+ (the MSCI Singapore Free IndexSM Return × 25%)

+ (the MSCI TaiwanSM Index Return × 25%) + (the Nikkei 225SM Index Return × 25%) +

(the KOSPI 200 IndexSM× 25%)]

The “MSCI Singapore Free IndexSM Return,” the “MSCI TaiwanSM Index Return”, the “Nikkei 225SM Index Return” and the “KOSPI 200 IndexSM” are the performances of the respective Basket Indices, expressed as percentages, from the respective Basket Index closing levels on the Pricing Date to the respective Basket Index closing levels on the Valuation Date.

Denominations:	$1,000 per Note and integral multiples of $1,000 in excess thereof
Minimum Investment:	$10,000
CUSIP:	5249083M0
ISIN:	US5249083M00

†	Lehman Brothers Holdings Inc. is rated A+ by Standard & Poor’s, A1 by Moody’s and AA- by Fitch. A credit rating reflects the creditworthiness of Lehman Brothers Holdings Inc. and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating. The creditworthiness of the issuer does not affect or enhance the likely performance of the investment other than the ability of the issuer to meet its obligations.
††	Subject to postponement in the event of a market disruption event and as described under “Description of Notes—Payment at Maturity” in the accompanying product supplement no. 20-I.

Investing in the Buffered Principal at Risk Notes Linked to a Basket of Asian Indices involves a number of risks. See “Risk Factors” beginning on page SS-1 of the accompanying product supplement no. 20-I, “Risk Factors” beginning on page US-1 of the accompanying underlying supplement no. 1000 and “ Selected Risk Factors” beginning on page PS-4 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this pricing supplement, the accompanying base prospectus, MTN prospectus supplement, product supplement no. 20-I, underlying supplement no. 1000 and any other related prospectus supplements, or any other relevant terms supplement. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees (2)	Proceeds to Us
Per Note	$1,000.00	$15.00	$985.00
Total	$2,900,000.00	$43,500.00	$2,856,500.00

(1)

The price to the public includes the cost of hedging our obligations under the Notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.

(2)	Lehman Brothers Inc. may use these fees to pay selling concessions to other dealers. Lehman Brothers Inc. and/or an affiliate may earn additional income as a result of payments pursuant to the hedges.

LEHMAN BROTHERS

October 30, 2007	MTNI495

ADDITIONAL TERMS SPECIFIC TO THE NOTES

Lehman Brothers Holdings Inc. has filed a registration statement (including a base prospectus) with the U.S. Securities and Exchange Commission, or SEC, for this offering. Before you invest, you should read this pricing supplement together with the base prospectus, as supplemented by the MTN prospectus supplement relating to our Series I medium-term notes of which the Notes are a part, and the more detailed information contained in product supplement no. 20-I (which supplements the description of the general terms of the Notes) and underlying supplement no. 1000 (which describes each of the Basket Indices, as defined herein, including risk factors specific to each). Buyers should rely upon the base prospectus, the MTN prospectus supplement, product supplement no. 20-I, underlying supplement no. 1000, this pricing supplement and any other relevant terms supplement and any relevant free writing prospectus for complete details. This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous communications concerning the Notes. To the extent that there are any inconsistencies among the documents listed below, this pricing supplement shall supersede product supplement no. 20-I, which shall, likewise, supersede the base prospectus and the MTN prospectus supplement. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 20-I and “Risk Factors” in the accompanying underlying supplement no. 1000, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov, with “Lehman Brothers Holdings Inc.” as a search term or through the links below, or by calling Lehman Brothers Inc. toll-free at 1-888-603-5847.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 20-I dated October 25, 2007:

http://www.sec.gov/Archives/edgar/data/806085/000119312507225709/d424b2.htm

•	Underlying supplement no. 1000 dated October 26, 2007:

http://www.sec.gov/Archives/edgar/data/806085/000119312507226552/d424b2.htm

•	MTN prospectus supplement dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007785/a2170815z424b2.htm

•	Base prospectus dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007771/a2165526zs-3asr.htm

As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Lehman Brothers Holdings Inc.

Selected Purchase Considerations

•

Uncapped Appreciation Potential: The Notes provide the opportunity to participate in a positive Basket Return. The Notes are not subject to a predetermined maximum gain and, accordingly, any return at maturity will be determined by whether, and to the extent to which, the Basket Return is positive. Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•

Limited Protection Against Loss: Payment at maturity of the full principal amount of the Notes is protected only against a decline of up to 15% from the Basket Starting Level. If the Basket Ending Level represents a decline of more than 15% from the Basket Starting Level, for every 1% decline of the Basket beyond 15%, you will lose an amount equal to 1% of the principal amount of your Notes.

•

Diversification Among the Basket Indices: The return on the Notes is linked to a basket consisting of the MSCI Singapore Free IndexSM, the Nikkei 225SM Index, the MSCI TaiwanSM Index and the KOSPI 200 IndexSM. The MSCI Singapore Free IndexSM targets an 85% free float adjusted market representation level within each industry group in Singapore. The MSCI TaiwanSM Index targets an 85% free float adjusted market representation level within each industry group in Taiwan. The Nikkei 225SM Index consists of 225 stocks listed on the First Section of the Tokyo Stock Exchange, representing a broad cross-section of Japanese industries. The KOSPI 200 IndexSM is a sampled constituent, market capitalization weighted index of 200 Korean blue-chip stocks which make up almost 80% of the current market capitalization. For additional information about each Basket Component, see the information set forth under “The MSCI Singapore Free IndexSM,” “The MSCI TaiwanSM Index”, “The Nikkei 225SM Index” and “The KOSPI 200 IndexSM” in the accompanying underlying supplement no. 1000.

•

Certain U.S. Federal Income Tax Consequences: Lehman Brothers Holdings Inc. intends to treat, and by purchasing a Note, for all tax purposes, you agree to treat, a Note as a cash-settled financial contract, rather than as a debt instrument. See “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 20-I.

Selected Risk Factors

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Basket Indices or any of the stocks included in the Basket Indices. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 20-I and in the “Risk Factors” section of the accompanying underlying supplement no. 1000. You should reach an investment decision only after you have carefully considered with your advisors the suitability of an investment in the Notes in light of your particular circumstances.

•

Your Investment in the Notes May Result in a Loss: The Notes do not guarantee any return of principal at maturity. The return on the Notes at maturity is linked to the performance of the Basket and will depend on whether, and the extent to which, the Basket Return is positive or negative. Your investment will be exposed to a decline in the Basket Ending Level beyond the 15% buffer as compared to the Basket Starting Level. YOU MAY LOSE UP TO 85% OF YOUR PRINCIPAL IF THE LEVEL OF THE BASKET DECLINES.

•

Changes in the Level of the Basket Indices May Offset Each Other: The Notes are linked to a basket composed of four Basket Indices. At a time when the level of one or more Basket Indices increases, the level of one or more of the other Indices may not increase as much or may even decline. Therefore, in calculating the Basket Ending Level, increases in the level of one or more of the Basket Indices may be moderated, or more than offset, by lesser increases or declines in the level one or more of the Basket Indices.

•

No Interest or Dividend Payments or Voting Rights: As a holder of the Notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of stocks included in the Basket Indices would have.

•

Certain Built-in Costs are Likely to Adversely Affect the Value of the Notes Prior to Maturity: While the payment at maturity described in this pricing supplement is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. As a result, the price, if any, at which Lehman Brothers Inc. will be willing to purchase Notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. YOU SHOULD BE WILLING TO HOLD YOUR NOTES TO MATURITY.

•

An Investment in the Notes is Subject to Risks Associated with Non-U.S. Securities Markets. The stocks that constitute each Basket Index have been issued by non-U.S. companies. Investments in securities indexed to the value of such non-U.S. equity securities involve risks associated with the securities markets in those countries, including risks of volatility in those markets, governmental intervention in those markets and cross shareholdings in companies in certain countries. Also, there is generally less publicly available information about companies in some of these jurisdictions than about U.S. companies that are subject to the reporting requirements of the Securities and Exchange Commission, and generally non-U.S. companies are subject to accounting, auditing and financial reporting standards and requirements and securities trading rules different from those applicable to U.S. reporting companies.

The prices of securities in non-U.S. jurisdictions may be affected by political, economic, financial and social factors in such markets, including changes in a country’s government, economic and fiscal policies, currency exchange laws or other foreign laws or restrictions. Moreover, the economies in such countries may differ favorably or unfavorably from the economy of the United States in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources and self sufficiency. Such countries may be subjected to different and, in some cases, more adverse economic environments.

The securities markets on which the stocks of the companies included in the Basket Indices are traded are not as large as the U.S. securities markets and have substantially less trading volume, which may result in a lack of liquidity and high price volatility relative to the U.S. securities markets. There is also a high concentration of market capitalization and trading volume in a small number of issuers representing a limited number of industries, as well as a high concentration of certain types of investors (including investment funds and other institutional investors) in these securities markets. As a result, the securities markets on which the stocks of the companies included in the Basket Indices are traded may be subject to significantly greater risk and price volatility than the U.S. securities markets.

•

The Basket Return Will Not Be Adjusted for Changes in Exchange Rates Related to the U.S. Dollar that Might Affect the MSCI Singapore Free IndexSM, the MSCI TaiwanSM Index, the Nikkei 225SM Index and the KOSPI 200SM Index: The value of your Notes will not be adjusted for exchange rate fluctuations between the U.S. dollar and the currencies in which the stocks included in the MSCI Singapore Free IndexSM, the MSCI TaiwanSM Index, the Nikkei 225SM Index and the KOSPI 200SM Index are based. Therefore, if the applicable currencies appreciate or depreciate relative to the U.S. dollar over the term of the Notes, you will not receive any additional payment or incur any reduction in your payment at maturity.

•

Dealer Incentives: We and our affiliates act in various capacities with respect to the Notes. Lehman Brothers Inc. and other of our affiliates may act as a principal, agent or dealer in connection with the Notes. Such affiliates, including the sales representatives, will derive compensation from the distribution of the Notes, and such compensation may serve as an incentive to sell these Notes instead of other investments. We will pay compensation of up to $15.00 per Note to the principals, agents and dealers in connection with the distribution of the Notes.

•

Lack of Liquidity: The Notes will not be listed on any securities exchange. Lehman Brothers Inc. intends to offer to purchase the Notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Lehman Brothers Inc. is willing to buy the Notes. If you are an employee of Lehman Brothers Holdings Inc. or one of our affiliates, you may not be able to purchase the Notes from us, and your ability to sell or trade the Notes in the secondary market may be limited.

•

Potential Conflicts: We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•

We and our Affiliates and Agents May Publish Research, Express Opinions or Provide Recommendations that are Inconsistent with Investing in or Holding the Notes. Any Such Research, Opinions or Recommendations Could Affect the Level of the Basket or the Value of the Notes: We, our affiliates and agents publish research from time to time on financial markets and other matters that may influence the value of the Notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. We, our affiliates and agents may have published research or other opinions that are inconsistent with the investment view implicit in the Notes. Any research, opinions or recommendations expressed by us, our affiliates or agents may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the Notes which are linked to the Basket.

•

Many Economic and Market Factors Will Impact the Value of the Notes: In addition to the level of the Basket on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other and which are set out in more detail in the product supplement no. 20-I.

•

Credit of Issuer: An investment in the Notes will be subject to the credit risk of Lehman Brothers Holdings Inc., and the actual and perceived creditworthiness of Lehman Brothers Holdings Inc. may affect the market value of the Notes.

•

You Must Rely on Your Own Evaluation of the Merits of an Investment in the Notes: In the ordinary course of their businesses Lehman Brothers Holdings Inc., or its respective affiliates, may from time to time express views on expected movements in the levels of the Basket, the Basket Indices or the stocks underlying the Basket Indices. These views are sometimes communicated to clients that are active participants in the equity markets. However, these views, depending upon worldwide economic, political and other developments, may vary over differing time horizons, may be inconsistent with the investment view implied in the Notes and are subject to change. In connection with your purchase of the Notes, you should investigate the equity markets and not rely on views that may be expressed by Lehman Brothers Holdings Inc. or its affiliates in the ordinary course of their businesses with respect to the future performance of the Basket, the Basket Indices or the stocks underlying the Basket Indices.

•

The Closing Levels of the Basket Indices on the Valuation Date May be Below the Closing Levels of the Basket Indices at the Maturity Date or at Other Times During the Term of the Notes: Because the Basket Ending Level is calculated based on the closing levels of the Basket Indices on the Valuation Date and not on the Maturity Date or any other date during the term of the Notes, significant volatility in the closing levels of the Basket Indices at or around the time of the Valuation Date could materially affect the Payment at Maturity. For example, a significant decline in the closing levels of the Basket Indices on the Valuation Date would result in a corresponding decline in the Payment at Maturity notwithstanding a significant increase in the closing levels of the Basket Indices on any date or dates subsequent to the Valuation Date. Under these circumstances, you may receive a lower Payment at Maturity than you would have received if you had invested in the stocks underlying the Basket Indices or contracts relating to the Basket Indices for which there is an active secondary market, the value of which could be realized on any date or dates other than, or in addition to, the Valuation Date.

Hypothetical Payment at Maturity for Each $1,000 Principal Amount Note

The following table illustrates the hypothetical payment amount on the Notes at their maturity, for a hypothetical range of performances of the Basket for Basket Returns from -100% to 100%. It reflects the Basket Starting Level of 100 and the Participation Rate of 100%. The hypothetical payments at maturity set forth below are for illustrative purposes only and may not represent the actual payment at maturity. The numbers appearing in the table below have been rounded for ease of analysis.

Hypothetical Basket Return	Hypothetical Basket Ending Level	Hypothetical Payment at Maturity per $1,000 Note	Hypothetical Total Rate of Return	Hypothetical Annualized Pre- Tax Rate of Return
-100%	0	$150.00	-85.00%	-22.8%
-90%	10	$250.00	-75.00%	-20.5%
-80%	20	$350.00	-65.00%	-18.2%
-70%	30	$450.00	-55.00%	-15.7%
-60%	40	$550.00	-45.00%	-13.2%
-50%	50	$650.00	-35.00%	-10.5%
-40%	60	$750.00	-25.00%	-7.7%
-30%	70	$850.00	-15.00%	-4.8%
-20%	80	$950.00	-5.00%	-1.6%
-10%	90	$1,000.00	0.00%	0.0%
0%	100	$1,000.00	0.00%	0.0%
10%	110	$1,100.00	10.00%	3.2%
20%	120	$1,200.00	20.00%	6.3%
30%	130	$1,300.00	30.00%	9.1%
40%	140	$1,400.00	40.00%	11.9%
50%	150	$1,500.00	50.00%	14.5%
60%	160	$1,600.00	60.00%	17.0%
70%	170	$1,700.00	70.00%	19.3%
80%	180	$1,800.00	80.00%	21.6%
90%	190	$1,900.00	90.00%	23.9%
100%	200	$2,000.00	100.00%	26.0%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total payments at maturity set forth in the table above are calculated.

Example 1: The level of the Basket increases from the Basket Starting Level of 100 to the Basket Ending Level of 110. Because the Basket Ending Level of 110 is above the Basket Starting Level of 100 and the Basket Return of 10% multiplied by 100%, the investor receives a payment at maturity of $1,100 per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 × (10% × 100%)] = $1,100

Example 2: The level of the Basket decreases from the Basket Starting Level of 100 to a Basket Ending Level of 90. Because the level of the Basket has declined from the Basket Starting Level of 100 and the percentage decline, 10%, does not exceed the Buffer Amount of 15%, the investor will receive a payment at maturity of $1,000 per $1,000 principal amount Note.

Example 3: The level of the Basket decreases from the Basket Starting Level of 100 to a Basket Ending Level of 70. Because the level of the Basket has declined from the Basket Starting Level of 100 and the percentage decline, 30%, exceeds the Buffer Amount of 15%, the investor will receive a payment at maturity of $850.00 per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 × (-30% + 15%)] = $850.00

Historical Information

The following graphs set forth the daily historical closing levels of each Basket Index from October 30, 2002 through October 30, 2007. The closing level of the MSCI Singapore Free IndexSM on October 30, 2007 was 463.73. The closing level of the MSCI TaiwanSM Index on October 30, 2007 was 382.30. The closing level of the Nikkei 225SM Index on October 30, 2007 was 16,651.01. The closing level of the KOSPI 200 IndexSM on October 30, 2007 was 258.87.

We obtained the various Basket Index closing levels below from Bloomberg Financial Markets, and, accordingly, make no representation or warranty as to their accuracy or completeness. The historical levels of the Basket Indices should not be taken as an indication of future performance, and no assurance can be given as to the closing level of any Basket Index on the Valuation Date. We cannot give you assurance that the performance of the Basket Indices will result in a Payment at Maturity in excess of the principal amount.

Supplemental Plan of Distribution

We have agreed to sell to Lehman Brothers Inc., and the Lehman Brothers Inc. has agreed to purchase, all of the Notes at the price indicated on the cover of this pricing supplement.

We have agreed to indemnify Lehman Brothers Inc. against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that Lehman Brothers Inc. may be required to make relating to these liabilities as described in the MTN prospectus supplement and the base prospectus.

Lehman Brothers Inc. will offer the Notes initially at a public offering price equal to the issue price set forth on the cover of this pricing supplement. After the initial public offering, the public offering price may from time to time be varied by Lehman Brothers Inc.

We have, or our affiliate has, entered into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the Notes and Lehman Brothers Inc. and/or an affiliate will earn additional income as a result of payments pursuant to the swap or related hedge transactions.

PS-8